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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                             ObjectSoft Corporation
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                   -------------------------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 3 pages

---------------------                                          -----------------
CUSIP NO. 674427 10 9                  13G                     PAGE 2 OF 3 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  David E.Y. Sarna
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                  NOT APPLICABLE                         (b) [_]
--------------------------------------------------------------------------------
        3          SEC USE ONLY


--------------------------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America
--------------------------------------------------------------------------------
                                     5          SOLE VOTING POWER

                                                       662,500
             NUMBER OF         -------------------------------------------------
               SHARES                6          SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                                     -0-
                EACH           -------------------------------------------------
             REPORTING               7          SOLE DISPOSITIVE POWER
               PERSON
                WITH                                   662,500
                               -------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER

                                                           -0-
--------------------------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  812,500
--------------------------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*                                                 [_]

--------------------------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  19.4%
--------------------------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*

                                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

                                Page 2 of 3 pages

---------------------                                          -----------------
CUSIP NO. 674427 10 9                  13G                     PAGE 3 OF 3 PAGES
---------------------                                          -----------------

           Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 4.    OWNERSHIP.  As of December 31, 1997:

           (a)        Amount beneficially owned:       812,500.      This amount
                      includes (1) 100,000 shares which Mr. Sarna may acquire pursuant to presently exercisable stock options and (2) 150,000 shares owned by a family trust established by Mr. Sarna, of which Mr. Sarna retained no right of revocation. One of the trustees of the trust, Rachel Sarna, is Mr. Sarna's wife. Mrs. Sarna has sole voting power, and shared dispositive power with the other trustee under the trust. Mr. Sarna is not a trustee of the trust. Mr. Sarna disclaims any beneficial ownership of the shares of common stock of the issuer owned by the trust.

           (b)        Percent of Class:            19.4%

           (c)        Number of shares as to which such person has:

                      (i)        sole power to vote or direct the vote: 662,500

                      (ii)       shared power to vote or direct the vote: -0-

                      (iii) sole power to dispose or direct the disposition of: 662,500

                      (iv)       shared   power  to   dispose   or  direct   the
                                 disposition of: -0-


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             February 13, 1998
                                                         -----------------------
                                                                   Date


                                                           /s/ David E.Y. Sarna
                                                         -----------------------
                                                                 Signature

                                                             David E.Y. Sarna
                                                         -----------------------
                                                                Name/Title


SEC 1745 (2-95)

                                Page 3 of 3 pages